

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 31, 2016

Adam Altahawi
Chief Executive Officer
TAHAWI Aerospace Corp.
205 D Chubb Avenue
Suite 240
Lyndhurst, NJ 07071

  Re: TAHAWI Aerospace Corp.
    Amendment No. 1 to the Offering Statement on Form 1-A
    Filed October 4, 2016
    File No. 024-10617

Dear Mr. Altahawi:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you intend to use the proceeds from this offering to acquire assets from Mael Aircraft. However, we also note that you have included these assets on your balance sheet. In addition, on pages 11, 25, 36 and throughout, your disclosure indicates that you have already acquired such assets. Please clarify whether you have acquired such assets and revise for consistency.

Cover Page

2. Please include the legend required by Rule 254(a) of Regulation A. In addition, please disclose the termination date and the arrangements you have made to place the funds received in an escrow account.

Plan of Distribution, page 9

3. Please disclose here, if true, that if you do not sell 2,500,000 securities you will promptly return the funds to subscribers and disclose the arrangements you have made to return the funds to subscribers.

Achievable market share and financial projection, page 21

4. Please tell us why you believe it is reasonable to include projections beyond one year given the company's development stage and lack of aircraft production or revenues to date. Otherwise, please revise to limit your projections to no more than one year. Refer to paragraph (b) of Part II of Form 1-A.

Signatures

5. Please have the offering statement signed by your principal financial officer, principal accounting officer and a majority of the members of your board of directors.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure